

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

March 19, 2007

via U.S. mail and facsimile

Mr. David L. Fleisher
Vice President and Chief Financial Officer
Huttig Building Products, Inc.
555 Maryville University Drive
Suite 240
St. Louis, MO 63141

> **RE:** **Huttig Building Products, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 9, 2006**
> **File No. 001-14982**

Dear Mr. Fleisher:

We have completed our review of this filing and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief